**Exhibit 99**

# NEWS RELEASE

**CONTACT:**
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>FOR IMMEDIATE RELEASE</u>

## STAGE STORES TO PRESENT AT THE LEHMAN BROTHERS ELEVENTH ANNUAL RETAIL AND RESTAURANT CONFERENCE

HOUSTON, TX, April 23, 2008 - Stage Stores, Inc. (NYSE: SSI) announced today that it will make a presentation at the Lehman Brothers Eleventh Annual Retail and Restaurant Conference on Wednesday, April 30, 2008, at 10:15 a.m. Eastern Time.  The conference is being held at The St. Regis Hotel in New York City.

A live webcast of the presentation will be available.  To access the webcast, log on to the Company's web site at <u>www.stagestores.com</u> and then click on Investor Relations, then Webcasts, then the webcast link.  A replay of the presentation will be available online for approximately 30 days.

The PowerPoint presentation that management will use at the Lehman Brothers Conference will be available for viewing in the Investor Relations section of the Stage Stores web site prior to the start of the Company's presentation.

### About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 707 stores located in 35 states.  The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central and Southwestern states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states.  For more information about Stage Stores, visit the Company's web site at <u>www.stagestores.com</u>.

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